

02005432

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51952

3/15/04

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daylight Online Brokerage, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2705 Guillot Street
(No. and Street)

Dallas	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Daylight Online Brokerage, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOHN E. GALLAGHER JR.
Notary Public, State of Texas
My Commission Expires
May 21, 2005

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAYLIGHT ONLINE BROKERAGE, L.L.C.
(A DEVELOPMENT STAGE COMPANY)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

DAYLIGHT ONLINE BROKERAGE, L.L.C.
(A DEVELOPMENT STAGE COMPANY)

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Daylight Online Brokerage, L.L.C.

We have audited the accompanying statement of financial condition of Daylight Online Brokerage, L.L.C. (a development stage company), as of December 31, 2001, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and for the period from inception (July 3, 1999) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2001 statements referred to above present fairly, in all material respects, the financial position of Daylight Online Brokerage, L.L.C., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended and for the period from inception (July 3, 1999) to December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 5, 2002

Daylight Online Brokerage, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 3,522
Receivable from clearing broker-dealer	51,435
Securities owned, not readily marketable	3,300
Other assets	15,427
	$ 73,684

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 2,200
Payable to clearing broker-dealers	9,436
Due to Parent	27,736
	39,372
Member's equity	
Membership interests	173,550
Deficit incurred during the development stage	(139,238)
Total member's equity	34,312
	$ 73,684

The accompanying notes are an integral part of these financial statements.

Daylight Online Brokerage, LLC
(A Development Stage Company)
Statement of Income
For the Year Ended December 31, 2001
And for the Period From Inception (July 3, 1999) to December 31, 2001

	2001	Inception (July 3, 1999) to December 31, 2001
Revenues:		
Commissions	$ 1,139	$ 1,139
Other	23,440	23,491
	24,579	24,630
Expenses:		
Employee compensation and benefits	84,934	85,051
Clearance charges	9,320	9,320
Communications	4,378	4,535
Occupancy and equipment costs	13,982	13,982
Promotional costs	1,131	1,214
Interest expense	180	180
Data processing costs	301	301
Regulatory fees and expenses	13,167	17,488
Other	29,458	31,797
	156,851	163,868
Net loss	$ (132,272)	$ (139,238)

The accompanying notes are an integral part of these financial statements.

Daylight Online Brokerage, LLC
(A Development Stage Company)
Statement of Changes in Member's Equity
For the Period from Inception (July 3, 1999) to December 31, 2001

	Membership Interests	Deficit Incurred During the Development Stage	Total
Balance, July 3, 1999	$ --	$ --	$ --
Contributions from member	15,100		15,100
Net loss		(283)	(283)
Balance, December 31, 1999	15,100	(283)	14,817
Net loss		(6,683)	(6,683)
Contributions from member	2,000		2,000
Balance, December 31, 2000	17,100	(6,966)	10,134
Net loss		(132,272)	(132,272)
Contributions from member	156,450		156,450
Balance, December 31, 2001	$ 173,550	$ (139,238)	$ 34,312

The accompanying notes are an integral part of these financial statements.

Daylight Online Brokerage, LLC
(A Development Stage Company)
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Period From Inception (July 3, 1999) to December 31, 2001

Balance, July 3, 1999	$ --
Additions	--
Retirements	--
Balance, December 31, 1999	--
Additions	--
Retirements	--
Balance, December 31, 2000	--
Additions	--
Retirements	--
Balance, December 31, 2001	$ --

The accompanying notes are an integral part of these financial statements.

Daylight Online Brokerage, LLC
(A Development Stage Company)
Statement of Cash Flows
For the Year Ended December 31, 2001
And for the Period From Inception (July 3, 1999) to December 31, 2001

	2001	Inception (July 3, 1999) to December 31, 2001
Cash flows from operating activities		
Net loss	$ (132,272)	$ (139,238)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from clearing organization	(51,435)	(51,435)
Increase in other assets	(15,583)	(15,583)
Increase in accounts payable	1,000	2,356
Increase in payable to broker-dealers	9,436	9,436
Net cash used by operating activities	(188,854)	(194,464)
Cash flows from investing activities		
Purchase of securities	--	(3,300)
Net cash used by investing activities	--	(3,300)
Cash flows from financing activities		
Loan from Parent	27,736	27,736
Member contributions	156,450	173,550
Net cash provided by financing activities	184,186	201,286
Net increase (decrease) in cash and cash equivalents	(4,668)	3,522
Beginning cash	8,190	--
Ending cash	$ 3,522	$ 3,522
Supplemental Disclosures		
Cash paid for:		
Interest	$ 180	$ 180
Income taxes	$ --	$ --

The accompanying notes are an integral part of these financial statements.

Daylight Online Brokerage, L.L.C.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Daylight Online Brokerage, L.L.C. ("the Company"), a wholly-owned subsidiary of Daylight Holdings, Inc., was formed July 3, 1999 and is located in Dallas, Texas. The Company became effective as a broker-dealer in securities registered with the Securities and Exchange Commission under Rule 15c3-3(k)(2)(ii) in February 2000.

Income Taxes

The Company is disregarded as a separate entity for income tax purposes. Accordingly, any tax liability is the responsibility of its sole member.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Securities Owned, Not Readily Marketable

Securities owned, not readily marketable are carried at cost (which approximates market) and consist of warrants to purchase common stock.

Note 2 - Development Stage Operations

The Company is a development stage company since it has not commenced operations as of December 31, 2001. Activities during the year ended December 31, 2001 were directed toward testing the Company's trading software and maintaining its status as a registered broker-dealer in securities. The Company's intention is to provide online brokerage services in the near future.

Daylight Online Brokerage, L.L.C.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2001

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. No material inadequacies existed in the computation of the ratio of aggregate indebtedness to net capital. On December 31, 2001, the Company had net capital of approximately $15,585 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.53 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii).

Note 5 - Lease Commitment

The Company entered into an operating lease for office facilities effective February 1, 2002. Future minimum commitments are as follows:

Year ending December 31,	Amount
2002	$ 24,000
2003	24,000
2004	2,000
	$ 50,000

Note 6 - Subsequent Events and Liquidity

The Company's sole member contributed additional capital of $20,000 during January 2002. Achievement of planned future activities is dependent upon whether revenues from broker-dealer operations will generate sufficient cash flows to meet the Company's obligations as they become due and/or the sole member's ability to fund deficits.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2001

Schedule I

Daylight Online Brokerage, L.L.C.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2001

Computation of Net Capital

Total ownership equity qualified for net capital		$ 34,312
Deductions and/or charges		
Non-allowable assets:		
Securities owned, not readily marketable	3,300	
Other assets	15,427	(18,727)
Net capital before haircuts on securities positions		15,585
Net capital		$ 15,585

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 2,200
Payable to broker-dealers	9,436
Due to Parent	27,736
Total aggregate indebtedness	$ 39,372

Schedule I (continued)

Daylight Online Brokerage, L.L.C.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2001

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,626
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 10,585
Excess net capital at 1000%	$ 11,648
Ratio: Aggregate indebtedness to net capital	2.53 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

Daylight Online Brokerage, L.L.C.
(A Development Stage Company)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2001

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (K)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Computer Clearing Services, Inc.
Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Daylight Online Brokerage, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Daylight Online Brokerage, L.L.C., (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 5, 2002